UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tallgrass Energy, LP

(Name of Issuer)

Class A Shares Representing Limited Partner Interests

(Title of Class of Securities)

874696107

(CUSIP Number)

John G. Finley

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Prairie ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,067,182
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,067,182

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,067,182
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.37%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Non-ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 21,751,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,751,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,751,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.14%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie VCOC Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,587,939
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,587,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,587,939
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.42%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 773,510
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 773,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 773,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.43%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror E LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,127,935
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,127,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,935
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.63%
14	Type of Reporting Person PN

1	Name of Reporting Person BIP Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Infrastructure Associates L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person The Blackstone Group L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person IN

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 11, 2019 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 25, 2019 (“Amendment No. 1” and, together with the Original 13D, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by amending and restating the last two sentences of Item 3 as follows:

The consideration for the Class A Shares purchased by the Prairie Secondary Acquirors was obtained through capital contributions from their partners.

The information in Schedules 1 and 2 attached hereto is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended and restated as follows:

Calculations of the percentage of Class A Shares beneficially owned are calculated in accordance with Rule 13d-3 and assumes that there are 279,852,537 Class A Shares outstanding (other than for (i) Class A Acquiror and the Prairie Secondary Acquirors, which assumes 179,197,416 Class A Shares outstanding, (ii) Up-C Acquiror 1, which assumes 277,264,598 Class A Shares outstanding and (iii) Up-C Acquiror 2, which assumes 181,785,355 Class A Shares are outstanding), which takes into account the number of TE Units that may be deemed to be beneficially owned by the Reporting Persons, as applicable, which are exchangeable together with Class B Shares for a corresponding number of Class A Shares, pursuant to the TGE LP Agreement (defined in Item 6 below).

The aggregate number and percentage of Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Class A Acquiror directly holds 21,751,018 Class A Shares.

Up-C Acquiror 1 directly holds 98,067,182 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly holds 2,587,939 Class B Shares and a corresponding number of TE Units.

Secondary Acquiror 1 directly holds 773,510 Class A Shares, and Secondary Acquiror 2 directly holds 1,127,935 Class A Shares.

Holdings Manager is the general partner of each of the Up-C Acquirors, Class A Acquiror and each of the Prairie Secondary Acquirors. Blackstone Infrastructure is the sole member of Holdings Manager. BIA GP L.P. is the general partner of Blackstone Infrastructure. BIA GP L.L.C. is the general partner of BIA GP L.P. Blackstone Holdings III L.P. is the sole member of BIA GP L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Acquirors to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

In accordance with the Securities and Exchange Commission Release No. 34-39538 (the “Release”), this filing does not reflect securities, if any, beneficially owned by the Harvest Fund Advisors LLC business, a subsidiary business of The Blackstone Group L.P., whose ownership of securities is disaggregated from that of the rest of The Blackstone Group L.P. and its other affiliates in accordance with the Release.

By virtue of an Equityholders Agreement, dated March 11, 2019, by and among certain of the Reporting Persons and their equityholders, Jasmine Ventures Pte. Ltd. and certain of its affiliates (“GIC”), and Enagas Holding USA, S.L.U. and certain of its affiliates (“Enagas”), may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons, GIC and Enagas are members of any such group. Each of GIC and Enagas (collectively, the “Separately Reporting Persons”) has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons, GIC and Enagas beneficially own an aggregate of 124,307,584 Class A Shares, representing approximately 44.42% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by GIC and Enagas.

Item 5(c) of the Schedule 13D is hereby amended by inserting the following information at the end of Item 5(c):

Except as set forth on Schedule 2 attached hereto, none of the Reporting Persons has effected any transactions in Class A Shares since the filing of Amendment No. 1.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended as follows:

The information under the heading “10b5-1 Purchase Plan and Secondary Acquirors” is hereby amended by inserting the following sentence at the end of the second paragraph:

On May 9, 2019, the Prairie Secondary Acquirors terminated the 10b5-1 Purchase Plan.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2019

PRAIRIE ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE NON-ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE VCOC ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE SECONDARY ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE SECONDARY ACQUIROR E LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

[Tallgrass Energy, LP – Schedule 13D/A]

BIP HOLDINGS MANAGER L.L.C.

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

BLACKSTONE INFRASTRUCTURE ASSOCIATES L.P.
By: BIA GP L.P., its general partner
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

BIA GP L.P.
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

BIA GP L.L.C.

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

[Tallgrass Energy, LP – Schedule 13D/A]

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
By: Stephen A. Schwarzman

[Tallgrass Energy, LP – Schedule 13D/A]

SCHEDULE 2

Trading History

The below reflects the transactions in Class A Shares effected by the Reporting Persons since the filing of Amendment No. 1. Unless otherwise noted, all transactions occurred in the open market.

Date	Class A Shares Purchased	Weighted Average Price per Class A Share		Purchaser
3/25/2019	285	$24.50	(1)	Prairie Secondary Acquiror LP
3/25/2019	415	$24.50	(1)	Prairie Secondary Acquiror E LP
3/27/2019	125,698	$23.76	(2)	Prairie Secondary Acquiror LP
3/27/2019	183,294	$23.76	(2)	Prairie Secondary Acquiror E LP
4/09/2019	18,835	$24.48	(3)	Prairie Secondary Acquiror LP
4/09/2019	27,466	$24.48	(3)	Prairie Secondary Acquiror E LP
4/10/2019	2,608	$24.49	(4)	Prairie Secondary Acquiror LP
4/10/2019	3,802	$24.49	(4)	Prairie Secondary Acquiror E LP
4/11/2019	10,912	$24.50	(5)	Prairie Secondary Acquiror LP
4/11/2019	15,911	$24.50	(5)	Prairie Secondary Acquiror E LP
4/17/2019	1,106	$24.49	(6)	Prairie Secondary Acquiror LP
4/17/2019	1,614	$24.49	(6)	Prairie Secondary Acquiror E LP
4/18/2019	51,908	$24.40	(7)	Prairie Secondary Acquiror LP
4/18/2019	75,692	$24.40	(7)	Prairie Secondary Acquiror E LP
4/22/2019	163	$24.49	(8)	Prairie Secondary Acquiror LP
4/22/2019	237	$24.49	(8)	Prairie Secondary Acquiror E LP
4/23/2019	5,314	$24.49	(9)	Prairie Secondary Acquiror LP
4/23/2019	7,750	$24.49	(9)	Prairie Secondary Acquiror E LP
4/24/2019	12,568	$24.49	(10)	Prairie Secondary Acquiror LP
4/24/2019	18,326	$24.49	(10)	Prairie Secondary Acquiror E LP
4/25/2019	28,923	$24.45	(11)	Prairie Secondary Acquiror LP
4/25/2019	42,177	$24.45	(11)	Prairie Secondary Acquiror E LP
4/26/2019	61,061	$24.47	(12)	Prairie Secondary Acquiror LP
4/26/2019	89,039	$24.47	(12)	Prairie Secondary Acquiror E LP
4/29/2019	45,155	$24.20	(13)	Prairie Secondary Acquiror LP
4/29/2019	65,845	$24.20	(13)	Prairie Secondary Acquiror E LP
4/30/2019	44,748	$24.15	(14)	Prairie Secondary Acquiror LP
4/30/2019	65,252	$24.15	(14)	Prairie Secondary Acquiror E LP
5/01/2019	48,962	$23.92	(15)	Prairie Secondary Acquiror LP
5/01/2019	71,396	$23.92	(15)	Prairie Secondary Acquiror E LP
5/02/2019	58,986	$23.77	(16)	Prairie Secondary Acquiror LP
5/02/2019	86,014	$23.77	(16)	Prairie Secondary Acquiror E LP
5/03/2019	34,741	$23.96	(17)	Prairie Secondary Acquiror LP
5/03/2019	50,659	$23.96	(17)	Prairie Secondary Acquiror E LP
5/06/2019	26,849	$24.15	(18)	Prairie Secondary Acquiror LP
5/06/2019	39,151	$24.15	(18)	Prairie Secondary Acquiror E LP
5/07/2019	29,493	$24.27	(19)	Prairie Secondary Acquiror LP
5/07/2019	43,007	$24.27	(19)	Prairie Secondary Acquiror E LP
5/08/2019	48,816	$24.22	(20)	Prairie Secondary Acquiror LP
5/08/2019	71,184	$24.22	(20)	Prairie Secondary Acquiror E LP

(1)

The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.49 to $24.50, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price set forth in the footnotes to this Schedule 2.

(2)

The Class A Shares acquired by the Prairie Secondary Acquirors on March 27, 2019 were issuable by the Issuer to certain members of the Issuer’s management in connection with the accelerated vesting of incentive awards held by such persons upon the closing of the transactions contemplated by the Purchase Agreement, dated January 30, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, certain affiliates of the Reporting Persons, and other parties thereto. The Prairie Secondary Acquirors agreed to acquire these Class A Shares to provide the selling management members with liquidity consistent with what would have been provided if the incentive awards had been settled in cash.

(3)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.41 to $24.50, inclusive.
(4)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.46 to $24.50, inclusive.
(5)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.47 to $24.50, inclusive.
(6)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.41 to $24.50, inclusive.
(7)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.33 to $24.50, inclusive.
(8)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.45 to $24.50, inclusive.

(9)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.48 to $24.50, inclusive.
(10)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.46 to $24.50, inclusive.
(11)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.33 to $24.50, inclusive.
(12)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.28 to $24.50, inclusive.
(13)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.00 to $24.33, inclusive.
(14)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.01 to $24.34, inclusive.
(15)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.78 to $24.20, inclusive.
(16)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.62 to $23.90, inclusive.
(17)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.80 to $24.01, inclusive.
(18)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.77 to $24.30, inclusive.
(19)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $23.93 to $24.50, inclusive.
(20)	The price reported in this column is a weighted average price. These shares were purchased in multiple transactions ranging from $24.05 to $24.50, inclusive.